UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U107

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson Aggregator II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson Aggregator I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons GIP III Stetson I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person PN

CUSIP No. 29336U107		13D

1	Names of Reporting Persons EnLink Midstream Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107		13D

1	Names of Reporting Persons EnLink Midstream, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 144,355,672

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 144,355,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,355,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336U107	13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2018 (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of EnLink Midstream Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.           Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Stetson Aggregator II, L.P. (“Aggregator II”),

GIP III Stetson Aggregator I, L.P. (“Aggregator I”),

GIP III Stetson GP, LLC (“Stetson GP”),

GIP III Stetson I, L.P. (“Stetson I”),

EnLink Midstream Manager, LLC (“EnLink Midstream Manager”) and

EnLink Midstream, LLC (“EnLink Midstream”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of EnLink Midstream Manager and EnLink Midstream is 1722 Routh Street, Suite 1300, Dallas, Texas 75201. The business address of each of the other Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of Global Investors, Global GP, Aggregator II, Aggregator I, Stetson GP and Stetson I is investing in securities, including of the Issuer. The principal business of each of EnLink Midstream Manager and EnLink Midstream is holding equity securities and directing and managing the business operations of the entities in which it holds such equity securities.

Information with respect to the directors and officers of Global Investors, Stetson GP  and EnLink Midstream Manager (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference. EnLink Midstream has no officers or directors and is managed by EnLink Midstream Manager.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 31, 2019, the Issuer entered into a Contribution Agreement (the “Drop-Down Agreement”) with EnLink Midstream, pursuant to which EnLink Midstream contributed, assigned, and transferred its 16.129% limited partner interest (the “Contributed Interests”) in EnLink Oklahoma Gas Processing, LP, a Delaware limited partnership (“EOGP”), to EnLink Midstream Operating, LP, a Delaware limited partnership and a wholly-owned subsidiary of the Issuer (“EnLink Midstream Operating”). As consideration for the Contributed Interests, the Issuer issued 55,827,221 Common Units to EnLink Midstream. The transactions contemplated by the Drop-Down Agreement (the “Drop-Down Closing”) were effective as of 11:59 p.m. Dallas, Texas time on January 31, 2019. After giving effect to the Drop-Down Closing, EnLink Midstream Operating owns 100% of the limited partner interests in EOGP.

The foregoing description of the Drop-Down Agreement set forth in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the full text of the Drop-Down Agreement, a copy of which is filed as Exhibit 12 hereto, and is incorporated herein by reference.

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On January 25, 2019 pursuant to the Agreement and Plan of Merger, dated as of October 21, 2018 (the “Merger Agreement”), by and among EnLink Midstream, EnLink Midstream Manager, NOLA Merger Sub, LLC, a wholly owned subsidiary of EnLink Midstream (“Merger Sub”), the Issuer, and EnLink Midstream GP, LLC, the general partner of the Issuer, each issued and outstanding Common Unit, except for any Common Units held by EnLink Midstream and its subsidiaries, was converted into 1.15 common units representing limited liability company interests in EnLink Midstream (collectively, the “EnLink Midstream Common Units”) at the effective time (the “Effective Time”) of the merger of Merger Sub with and into the Issuer (the “Merger”). As a result, the 94,660,600 Common Units held of record by Stetson I were converted into 108,859,690 EnLink Midstream Common Units at the Effective Time. Following the Merger, the Common Units held of record by EnLink Midstream remain outstanding.

Following the consummation of the transactions contemplated by the Merger Agreement, the Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

CUSIP No. 29336U107	13D

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 144,355,672 Common Units outstanding immediately following the Drop-Down Closing:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Global Infrastructure Investors III, LLC	144,355,672	100%	0	144,355,672	0	144,355,672
Global Infrastructure GP III, L.P.	144,355,672	100%	0	144,355,672	0	144,355,672
GIP III Stetson Aggregator II, L.P.	144,355,672	100%	0	144,355,672	0	144,355,672
GIP III Stetson Aggregator I, L.P.	144,355,672	100%	0	144,355,672	0	144,355,672
GIP III Stetson GP, LLC	144,355,672	100%	0	144,355,672	0	144,355,672
GIP III Stetson I, L.P.	144,355,672	100%	0	144,355,672	0	144,355,672
EnLink Midstream Manager, LLC	144,355,672	100%	0	144,355,672	0	144,355,672
EnLink Midstream, LLC	144,355,672	100%	0	144,355,672	0	144,355,672

EnLink Midstream is the record holder of the Common Units reported herein. EnLink Midstream Manager is the managing member of EnLink Midstream. As a result, EnLink Midstream Manager may be deemed to share beneficial ownership of the Common Units held by EnLink Midstream.

Stetson I is the sole member of EnLink Midstream Manager and may be deemed to share beneficial ownership of the Common Units beneficially owned by EnLink Midstream Manager.

Global Investors is the sole general partner of Global GP, which is the general partner of each of Aggregator I and Aggregator II, which are the managing members of Stetson GP, which is the general partner of Stetson I. As a result, Global Investors, Global GP, Aggregator I, Aggregator II and Stetson GP may be deemed to share beneficial ownership of the Common Units beneficially owned by Stetson I. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Matthew Harris, Michael McGhee, Rajaram Rao, William Woodburn, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Common Units beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

CUSIP No. 29336U107	13D

(c)                                  On December 31, 2018, each of EnLink Midstream, Inc. and Acacia Natural Gas Corp I, Inc. merged with and into EnLink Midstream, resulting in EnLink Midstream being the sole record holder of the Common Units previously held by EnLink Midstream, Inc. and Acacia Natural Gas Corp I. Except as described in Item 3, Item 4 and this Item 5(c), during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)                                 None.

(e)                                  Not applicable.

Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Exhibit Number	Description
12

Contribution Agreement, dated as of January 31, 2019, by and between EnLink Midstream, LLC and EnLink Midstream Partners, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 4, 2019).

CUSIP No. 29336U107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  February 4, 2019

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

CUSIP No. 29336U107	13D

GIP III STETSON AGGREGATOR I, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON I, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, LLC
By: EnLink Midstream Manager, LLC, its managing member

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

CUSIP No. 29336U107	13D

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC, and EnLink Midstream Manager, LLC, and the members of the Board of Managers of GIP III Stetson GP, LLC, are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105 and the business address of each other individual is 1722 Routh Street, Suite 1300, Dallas, Texas 75201.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Joseph Blum	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Scott Hatton	Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Gary Pritchard	Partner of Global Infrastructure Partners	United States
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III Stetson GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States

EnLink Midstream Manager, LLC

Name	Present Principal Occupation or Employment	Citizenship
Barry E. Davis	Director and Executive Chairman of EnLink Midstream Manager, LLC	United States
Michael J. Garberding	President and Chief Executive Officer and Director of EnLink Midstream Manager, LLC	United States
Eric D. Batchelder	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC	United States
Benjamin D. Lamb	Executive Vice President and Chief Operating Officer of EnLink Midstream Manager, LLC	United States
Alaina K. Brooks	Executive Vice President, Chief Legal and Administrative Officer, and Secretary of EnLink Midstream Manager, LLC	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
James C. Crain*	Investor	United States
Leldon E. Echols	Director of Trinity Industries, Inc. and Holly Frontier Corporation	United States
Christopher Ortega	Partner of TPG VII Management, LLC	United States
Kyle D. Vann	Director of Texon, L.P., PQ Chemical and Legacy Reserves, LLC	United States

*  The business address of this individual is 300 Crescent Court, Suite 900, Dallas, Texas 75201